UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CELESTICA INC.

(Name of Subject Corporation (issuer))

Celestica Inc. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Subordinate Voting Shares
(Title of Class of Securities)

15101Q108
(CUSIP Number of Class of Securities)

Celestica Inc.
Attention: Executive Vice President, Chief Legal and Administrative Officer
844 Don Mills Road

Toronto, Ontario, Canada M3C 1V7

(416) 448-2211
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Lynn Toby Fisher, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, NY  10022
(212) 836-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$175,000,000	$23,870

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $175,000,000 an aggregate of up to 25,000,000 subordinate voting shares of Celestica Inc. at a purchase price of not more than $8.00 and not less than $7.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

Introduction

This Tender Offer Statement on Schedule TO relates to the offer by Celestica Inc., a corporation organized under the laws of the province of Ontario (“Celestica” or the “Corporation”), to the holders of its subordinate voting shares (the “Shares”), to purchase up to an aggregate amount of US$175,000,000 of Shares at a price of not more than US$8.00 per Share and not less than US$7.00 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2012 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the “Offer Documents.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(A), is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

The information under the heading “Summary,” included in Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Celestica Inc. The address and telephone number of the issuer’s principal executive offices are: 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7, (416) 448-2211.

(b) The subject securities are subordinate voting shares of Celestica. As of October 25, 2012, there were 186,205,220 Shares outstanding.

(c) Information about the trading market and price of the Shares is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 5 — Price Range and Trading Volume of the Shares.”

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Celestica Inc. The business address and business telephone number of Celestica is set forth under Item 2(a) above. The information set forth in the Circular, included in Exhibit (a)(1)(A), under the heading “Section 9 — Ownership of Securities of the Corporation,” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase and the Circular, each included in Exhibit (a)(1)(A). There will be no material differences in the rights of security holders as a result of this transaction.

(b) No Shares will be purchased in the Offer from any officer, director or affiliate of Celestica.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Information regarding agreements involving Celestica’s securities is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 2 — Authorized Capital.”  Information under the headings “Section 7 — Previous Purchases and Sales” and “Section 8 — Previous Distributions” in the Circular, included in Exhibit (a)(1)(A), is incorporated herein by reference solely to the extent an equity compensation plan may be deemed to be an agreement, arrangement or understanding with Celestica with respect to its securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from Exhibit (a)(1)(A) under the heading “Summary” and from the Circular under the heading “Section 3 — Purpose and Effect of the Offer.”

(b) The Shares purchased in the Offer will be cancelled by the Corporation.

(c) There are no plans, proposals or negotiations that would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Celestica or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Celestica or any of its subsidiaries, (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Celestica, (iv) any change in the present board of directors or management of Celestica, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer, (v) any other material change in Celestica’s corporate structure or business, (vi) any class of Celestica’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association, (vii) any class of Celestica’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act, (viii) the suspension of Celestica’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of Celestica, or the disposition of Celestica’s securities, or (x) any changes in Celestica’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Celestica.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 19 — Source of Funds.”

(b) Information regarding any material condition to the financing is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 19 — Source of Funds.”

(d) Information regarding borrowed funds is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 19 — Source of Funds.”

Item 8. Interest in Securities of the Subject Corporation. `

(a) Information under the heading “Section 9 — Ownership of Securities of the Corporation” in the Circular, included in Exhibit (a)(1)(A), is incorporated herein by reference.

(b) Information under the heading “Section 7 — Previous Purchases and Sales” in the Circular, included in Exhibit (a)(1)(A), is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Information under the heading “Summary,” and information in the Circular under the headings “Section 20 — Dealer Managers,” “Section 21 — Depositary,” and “Section 22 —Fees and Expenses,” in each case included in Exhibit (a)(1)(A), is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. The Offer is not subject to any financing condition and

Celestica is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

(a)(1) Information under the headings “Section 2 — Authorized Capital,” “Section 7 — Previous Purchases and Sales” and “Section 8 — Previous Distributions” in the Circular, included in Exhibit (a)(1)(A), is incorporated herein by reference. Other than as set forth in the Offer to Purchase and the Circular or above, the Corporation is not aware of any present or proposed material agreement, arrangement, understanding or relationship between the Corporation and any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2) Information under the heading “Section 18 — Legal Matters and Regulatory Approvals” in the Circular, included in Exhibit (a)(1)(A), is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None. Information under the heading “Section 18 — Legal Matters and Regulatory Approvals” in the Circular, included in Exhibit (a)(1)(A), is incorporated herein by reference.

(c) Information under the heading “Summary,” in the Offer to Purchase and Circular, in each case included in Exhibit (a)(l)(A), is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated October 29, 2012 and the accompanying Issuer Bid Circular.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press release announcing commencement of Offer, dated October 29, 2012.

(b)(1)

Sixth Amended and Restated Revolving Term Credit Agreement, dated January 14, 2011, between: Celestica Inc., the subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders. (1)

(b)(2)*

First Amendment to Sixth Amended and Restated Revolving Term Credit Agreement, dated January 14, 2011, between: Celestica Inc., the subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders, dated February 28, 2011.

(d)(1)*	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.

(d)(2)	Amended and Restated Celestica Inc. Long-Term Incentive Plan. (2)

(d)(3)*	Directors’ Share Compensation Plan (2008)

(d)(4)	Manufacturer’s Services Limited Second Amended and Restated Non-Qualified Stock Option Plan, as amended. (3)

(d)(5)	Manufacturer’s Services Limited 2000 Non-Employee Director Stock Option Plan, as amended. (3)

(d)(6)	Manufacturer’s Services Limited 2000 Non-Qualified Stock Option Plan. (3)

(d)(7)	Manufacturer’s Services Limited 2000 Equity Incentive Plan, as amended. (3)

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.

(1) Incorporated by reference to Annual Report on Form 20-F filed March 24, 2011.

(2) Incorporated by reference to Annual Report on Form 20-F filed March 23, 2010.

(3) Incorporated by reference to Registration Statement on Form S-8 filed March 15, 2004.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ ELIZABETH L. DELBIANCO
Name:	Elizabeth L. DelBianco
Title:	Executive Vice President, Chief Legal and Administrative Officer

Date:	October 29, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated October 29, 2012 and the accompanying Issuer Bid Circular.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press release announcing commencement of Offer, dated October 29, 2012.

(b)(1)

Sixth Amended and Restated Revolving Term Credit Agreement, dated January 14, 2011, between: Celestica Inc., the subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders. (1)

(b)(2)*

First Amendment to Sixth Amended and Restated Revolving Term Credit Agreement, dated January 14, 2011, between: Celestica Inc., the subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders, dated February 28, 2011.

(d)(1)*	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.

(d)(2)	Amended and Restated Celestica Inc. Long-Term Incentive Plan. (2)

(d)(3)*	Directors’ Share Compensation Plan (2008)

(d)(4)	Manufacturer’s Services Limited Second Amended and Restated Non-Qualified Stock Option Plan, as amended. (3)

(d)(5)	Manufacturer’s Services Limited 2000 Non-Employee Director Stock Option Plan, as amended. (3)

(d)(6)	Manufacturer’s Services Limited 2000 Non-Qualified Stock Option Plan. (3)

(d)(7)	Manufacturer’s Services Limited 2000 Equity Incentive Plan, as amended. (3)

(g)	None.

(h)	None.

* Filed herewith.

(1) Incorporated by reference to Annual Report on Form 20-F filed March 24, 2011.

(2) Incorporated by reference to Annual Report on Form 20-F filed March 23, 2010.

(3) Incorporated by reference to Registration Statement on Form S-8 filed March 15, 2004.